UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 10, 2020

TPG PACE BENEFICIAL FINANCE CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39596	98-1499840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, Texas		76102
(address of principal executive offices)		(zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	TPGY.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	TPGY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TPGY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On December 10, 2020, TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 353463 (the “Company”), entered into the Business Combination Agreement, as defined and described below, and certain other agreements related thereto, each as described below.

Business Combination Agreement

On December 10, 2020, the Company, Edison Holdco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and wholly owned subsidiary of the Company (“Dutch Holdco”), New TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 368739 and wholly owned subsidiary of Dutch Holdco (“New SPAC”), ENGIE New Business S.A.S., a société par actions simplifiée organized and existing under the laws of France (“Engie Seller”) and EV Charged B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“EVBox Group”), entered into a Business Combination Agreement (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) the Company and Dutch Holdco will enter into an agreement for the repurchase by Dutch Holdco of ordinary shares in Dutch Holdco, par value EUR 0.01 (the “Dutch Holdco Common Shares”), held by the Company, subject to the completion of the SPAC Merger (as defined below), (ii) the Company will contribute to Dutch Holdco the aggregate amount of cash held by the Company at such time (including the aggregate amount paid by investors pursuant to the Subscription Agreements (as defined below) and certain forward purchase agreements) (the “Dutch Holdco Contribution”), (iii) immediately following the Dutch Holdco Contribution, the Company will merge with and into New SPAC, with New SPAC surviving as a wholly owned subsidiary of Dutch Holdco (the “SPAC Merger”), and (iv) immediately after the SPAC Merger, Engie Seller will, directly or indirectly, sell, transfer, assign, convey or contribute to Dutch Holdco all of the issued and outstanding equity interests in EVBox Group, for a purchase price of approximately $786.5 million (the “Purchase Price”), consisting of (i) cash in an amount equal to 50% of the amount of Available Cash (as defined below) in excess of $260.0 million plus the transaction expenses borne by the Company, (ii) cash in an amount equal to 60% of the amount of Available Cash in excess of $560.0 million plus the transaction expenses borne by the Company and (iii) Dutch Holdco Common Shares, valued at $10.00 per share, in respect of the remaining portion of the Purchase Price; provided, that in no event will the cash consideration described in clauses (i) and (ii) exceed $180.0 million.

In addition, Engie Seller may be eligible to receive two earnouts, payable in additional Dutch Holdco Common Shares valued at $10.00 per share, of (i) up to 6,050,000 Dutch Holdco Common Shares based on 2021 revenue thresholds of EVBox Group, vesting linearly at certain intermediate revenues thresholds between EUR 125.0 million and EUR 145.0 million, and (ii) up to 3,630,000 Dutch Holdco Common Shares if any of the following conditions is met: (a) certain 2022 revenue thresholds of EVBox Group, vesting linearly based on such threshold intermediate revenues thresholds between EUR 230.0 million and EUR 245.0 million; (b) full vesting if the Closing Sale Price (as defined in the Business Combination Agreement) of the Dutch Holdco Common Shares is above $14.00 per share for 20 out of any 30 trading days in the calendar year ending December 31, 2022; and (c) full vesting if the Closing Sale Price of the Dutch Holdco Common Shares is above $16.00 per share for 20 out of any 30 trading days in calendar year ending December 31, 2023.

Representations, Warranties and Covenants; Indemnification

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing (as defined below) covenants of the parties, including the obligation of the Company and its subsidiaries and EVBox Group and its subsidiaries to conduct their respective businesses in the ordinary course and to refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement.

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto. Additionally, Dutch Holdco will enter into customary indemnification agreements reasonably satisfactory to EVBox Group and Dutch Holdco with the post-Closing (as defined below) directors and officers of Dutch Holdco, which indemnification agreements shall continue to be effective following the closing of the Business Combination (the “Closing”).

Conditions to the Parties’ Obligations to Consummate the Business Combination

Under the Business Combination Agreement, the obligations of the parties to consummate the transactions contemplated thereby are subject to a number of conditions to Closing, including the following: (i) the requisite approval by the Company’s stockholders; (ii) the absence of specified adverse laws, injunctions or orders; (iii) all required filings under the Hart Scott Rodino Antitrust Improvement Act of 1976; (iv) the Dutch Holdco Common Shares have been accepted for listing on the New York Stock Exchange (the “NYSE”) or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement; (v) there being at least $250 million of Available Cash (as defined in the Business Combination Agreement); (vi) the Company has net tangible assets of at least $5,000,001; (vii) the registration statement has been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the registration statement is in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement have been initiated or threatened by the SEC; the representations and warranties of (a) Engie Seller and EVBox Group and (b) the Company, Dutch Holdco and New SPAC, are true and correct, subject to the materiality standards contained in the Business Combination Agreement; (viii) material compliance by (a) the Company, Dutch Holdco and New SPAC, as a condition to the obligations of Engie Seller and EVBox Group, and (b) Engie Seller and EVBox Group, as a condition to the obligations of the Company, Dutch Holdco and New SPAC with their respective covenants under the Business Combination Agreement; (ix) delivery by the other parties of documents and other items required to be delivered by such parties at the Closing; and (x) no (a) Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred, as a condition to the obligations of the Company, Dutch Holdco and New SPAC, or (b) SPAC Material Adverse Effect (as defined in the Business Combination Agreement) has occurred, as a condition to the obligations of Engie Seller or EVBox Group. Additionally, the obligations of the Company, Dutch Holdco or New SPAC to consummate the transactions contemplated by the Business Combination Agreement are subject to the conditions that Engie Seller and each of Engie Seller’s subsidiaries (a) have cash on hand in an amount equal to at least $2,000,000 and (b) have no Borrowed Money Indebtedness (as such term is defined in the Business Combination Agreement) outstanding.

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and Engie Seller; (ii) by the Company or Engie Seller upon the occurrence of any of the following: (a) if the Closing of the Business Combination Agreement has not occurred prior to the date that is 180 days after the date of the Business Combination Agreement (the “Outside Date”), unless extended pursuant to the Business Combination Agreement, provided however, that the Business Combination Agreement may not be terminated by or on behalf of any party that is either directly or indirectly through its affiliates in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach is the cause of the failure of a condition to the parties’ obligation to close; (b) if any governmental entity has enacted, issued, promulgated, enforced or entered any injunction, order decree ruling which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting the consummation of the Business Combination Agreement; and (c) if at the final adjournment of the extraordinary general meeting of the stockholders, any of the Transaction Proposals (as defined in the Business Combination Agreement) fails to receive the requisite vote for approval; (iii) by the Company in the event any representation, warrant, covenant or agreement by Engie Seller or EVBox Group has been breached or has become untrue such that the conditions to Closing would not be satisfied, provided however, that the Company has not waived such breach and that the Company, Dutch Holdco and New SPAC are not then in material breach of their representations, warranties, covenants or agreements under the Business Combination Agreement; provided, further, that if such breach is curable by Engie Seller or EVBox Group, the Company may not terminate for so long as Engie Seller and EVBox Group continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach and the Outside Date or (iv) by Engie Seller in the event any representation, warrant, covenant or agreement by the Company, Dutch Holdco or New SPAC has been breached or has become untrue such that the conditions to Closing would not be satisfied, provided however, that Engie Seller has not waived such breach and that Engie Seller and EVBox Group are not then in material breach of their representations, warranties, covenants or agreements under the Business Combination Agreement; provided, further, that if such breach is curable by the Company, Dutch Holdco or New SPAC, Engie Seller may not terminate for so long as the Company, Dutch Holdco and New SPAC continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of 30 days after notice of such breach and the Outside Date.

Related Registration Rights Agreement

Concurrently with the Closing of the Business Combination, Dutch Holdco will enter into the Registration Rights Agreement (the “Registration Rights Agreement”) with certain holders of Dutch Holdco Common Shares (the “Holders”), pursuant to which Dutch Holdco will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act, all or any portion of the Class A Shares held by the Holders as of the date of the Registration Rights Agreement, and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). Dutch Holdco has agreed to file and cause to become effective a registration statement covering the Registrable Securities held by such Holder making a demand for registration, provided that such Holder making the demand for registration holds not less than $25 million of Registrable Securities. Under the Registration Rights Agreement, the Holders will also have “piggyback” registration rights that allow them to include their Class A Shares in certain registrations initiated by Dutch Holdco until such Holders hold less than $10 million of Dutch Holdco Common Shares. Subject to customary exceptions, Holders will also have the right to request one or more underwritten offerings of Registrable Securities, provided, that, Dutch Holdco is not obligated to effect an underwritten offering within 90 days after the closing of a prior underwritten offering demanded by Holders, and each such offering is reasonably expected to exceed $25 million of Registrable Securities. If the sale of registered securities under a registration statement would require disclosure of certain material information not otherwise required to be disclosed, Dutch Holdco may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder. Dutch Holdco may not delay or suspend a registration statement on more than two occasions or for more than 60 consecutive calendar days or more than 90 total calendar days, in each case, during any twelve-month period.

The foregoing descriptions of the Business Combination Agreement and the Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Business Combination Agreement and the Shareholders’ Agreement, respectively, copies of which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Shareholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, Dutch Holdco, Sponsor, and Engie Seller entered into the Shareholders’ Agreement, which will become effective as of the Closing and govern certain rights and obligations of the parties following the Closing.

Under the Shareholders’ Agreement, the board of directors of Dutch Holdco (the “Dutch Holdco Board”) will be comprised of nine directors, consisting of two non-executive directors designated by Engie Seller, one non-executive director designated by Sponsor and five non-executive directors, each of whom are independent directors within the meaning of the listing rules of the NYSE, designated by Sponsor, following reasonable consultation with Engie Seller. Engie Seller will continue to have the right to designate two directors to the Dutch Holdco Board for so long as Engie Seller and its affiliates own more than 10% of the Dutch Holdco Common Shares that are issued and outstanding. Sponsor will continue to have the right to designate one director to the Dutch Holdco Board for so long as Sponsor and its affiliates own more than 25% of the Dutch Holdco Common Shares that Sponsor and its affiliates held at the Closing.

Furthermore, Engie Seller and its affiliates will be subject to a customary lock-up with respect to the Dutch Holdco Common Shares received at the Closing for a period twelve months following the Closing; provided, however that (i) 12,000,000 of such Dutch Holdco Common Shares will be released from the lock-up 6 months following the Closing and (ii) with respect to any transfer, assignment or sale of any Dutch Holdco Common Shares in excess of 12,000,000 that Engie Seller desires to effect during the period between six and twelve months following the Closing, Engie Seller may request a waiver from Dutch Holdco and Sponsor, and if an investment bank advises Dutch Holdco and Sponsor that such transfer would not materially and adversely affect the trading price of the Dutch Holdco Common Shares, Dutch Holdco and Sponsor will not unreasonably withhold consent to such waiver. Engie Seller may also request a waiver from Dutch Holdco and Sponsor with respect to the lock-up during the six month period following the Closing, and Sponsor and Dutch Holdco may each grant or withhold consent in its sole discretion.

In addition, the Shareholders’ Agreement also provides, among other things (i) requirements for certain committees of the Dutch Holdco Board, (ii) that Dutch Holdco will not enter into a related-party transaction with Engie Seller or Sponsor unless approved by a majority of disinterested directors of the audit committee of the Dutch Holdco Board (iii) that, without the prior written approval of at least a majority of Disinterested Directors (as such term is defined in the Shareholders’ Agreement), Engie Seller and TPG Pace are prohibited from transferring Dutch Holdco Common Shares to any single person that would own more than 10% of Dutch Holdco Common Shares unless such person agrees to be bound by the Shareholders’ Agreement and (iv) that the Dutch Holdco Common Shares received by Sponsor in connection with the Business Combination will continue to be subject to the lock-up imposed on Sponsor in connection with the Company’s initial public offering.

Subscription Agreements

In connection with its entry into the Business Combination Agreement, the Company and Dutch Holdco entered into the Subscription Agreements with certain qualified institutional buyers and accredited investors (collectively, the “Investors”), pursuant to which, among other things, the Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Investors, 22,500,000 newly issued Class A Shares for gross proceeds of approximately $225,000,000. The proceeds from the Private Placement will be used to fund a portion of the cash consideration required to effect the Business Combination. The Private Placement is contingent upon, among other things, the Closing of the Business Combination, and is expected to close concurrently with, the Business Combination, and the Business Combination is contingent upon, among other things, the closing of the Private Placement.

Pursuant to the Subscription Agreements, the Investors will be entitled to certain registration rights, subject to customary black-out periods and other limitations as set forth therein. In addition, the Investors will be entitled to liquidated damages payable by Dutch Holdco in the event that a registration statement for the shares of Class A Common Stock issued in the Private Placement has not been declared effective by the SEC within 90 days following the Closing of the Business Contribution or 10 days following the date the SEC notifies Dutch Holdco that the registration statement will not be reviewed or will not be subject to further review, whichever date is earlier (a “Registration Default”). The Subscription Agreements provide that liquidated damages will be payable monthly by Dutch Holdco during the time of a Registration Default in the amount of 0.5% of the purchase price paid by the applicable Investor for its acquired Class A Shares, subject to a cap of 5.0%.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The Class A Shares and the Company’s warrants are currently listed for trading on the NYSE under the symbols “TPGY” and “TPGY WS,” respectively. In addition, certain of Class A Shares and the Company’s warrants currently trade as units consisting of one Class A Share and one-fifth of one warrant, and are also listed for trading on the NYSE under the symbol “TPGY.U.” As a result of the Business Combination (i) each Class A Share will be exchanged for a Dutch Holdco Common Share and (ii) the Company’s warrants will be exchanged for substantially similar warrants of Dutch Holdco and exercisable for Dutch Holdco Common Shares. In connection with the Closing (i) the Company’s units will automatically separate into the component securities and will no longer trade as a separate security, (ii) following the exchange of Class A Shares for Dutch Holdco Common Shares and the exchange of the Company’s warrants for Dutch Holdco’s warrants described above, all of the Company’s common stock, units and warrants will be delisted from the NYSE and will cease to be publicly traded and (iii) Dutch Holdco will list its common stock and warrants for trading on the NYSE under the symbols “EVB” and “EVB WS,” respectively.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under “Business Combination Agreement” is incorporated by reference herein. Pursuant to the Business Combination Agreement, the Company is required, subject to the conditions set forth therein, to issue certain Class A Shares to the applicable parties. The Class A Shares to be issued will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under “Subscription Agreements” is incorporated by reference herein. The Class A Shares to be issued pursuant to the Subscription Agreements will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On December 10, 2020, the Company announced in a joint press release that they had entered into the Business Combination Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

On December 10, 2020, the Company provided information regarding the proposed Business Combination in an investor presentation, a copy of which is furnished as Exhibit 99.2 hereto.

On December 10, 2020, the Company provided information regarding the proposed Business Combination in a pre-recorded webcast. A copy of the transcript of the pre-recorded webcast is furnished as Exhibit 99.3 hereto.

The information furnished in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 8.01 Other Events

Waiver Agreement

Concurrently with the execution of the Business Combination Agreement, the Company and each holder of Class F Shares have entered into the Waiver Agreement, pursuant to which such holders of Class F Shares have agreed to waive the receipt of certain Class A Shares that would result from the application by the terms of the Business Combination Agreement of Article 17 of the Company’s amended and restated memorandum and articles of association in connection with the Class A Shares issued pursuant to the Subscription Agreements. In addition, pursuant to the Waiver Agreement, the holders of Class F Shares have agreed to forfeit a number of Class F Shares equal to such additional amount of Class A Shares issued pursuant to certain forward purchase agreements over an aggregate of 10,000,000 Class A Shares.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibits

2.1*	Business Combination Agreement, dated as of December 10, 2020, by and among TPG Pace Beneficial Finance Corp., EV Charged B.V., Edison Holdco B.V. and New TPG Pace Beneficial Finance Corp.

10.1	Shareholders’ Agreement, dated as of December 10, 2020, by and among Edison Holdco B.V., TPG Pace Beneficial Finance Sponsor, Series LLC and Engie New Business S.A.S.

10.2	Form of Subscription Agreement, dated as of December 10, 2020, by and among TPG Pace Beneficial Finance Corp., Edison Holdco B.V. and the subscribers named therein

99.1	Press Release, dated December 10, 2020

99.2	Investor Presentation, dated December 10, 2020

99.3	Transcript of Transaction Announcement, dated December 10, 2020

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of the Company into New SPAC and the proposed acquisition of the common shares of EVBox Group by Dutch Holdco, Dutch Holdco’s and the Company’s ability to consummate the transaction, the benefits of the transaction and Dutch Holdco’s future financial performance following the transaction, as well as Dutch Holdco’s and the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Dutch Holdco and the Company disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Dutch Holdco and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Dutch Holdco and the Company. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of EVBox Group’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that EVBox Group’s technology and products could have undetected defects or errors; (7) the effects of competition on EVBox Group’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on the Company’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for the Company’s securities; (12) the Company’s and EVBox Group’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder the Company’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of the Company, Dutch Holdco or EVBox Group; (17) the possibility that the Company or EVBox Group may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Dutch Holdco’s and the Company’s expectations and projections can be found in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, the Company’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Dutch Holdco will file with the SEC a registration statement on Form F-4, which will include a prospectus of Dutch Holdco and a proxy statement of the Company. Dutch Holdco and the Company also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Dutch Holdco and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Dutch Holdco, the Company, Engie S.A. (“Engie Parent”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Dutch Holdco will file a registration statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Dutch Holdco and the Company will file other relevant materials with the SEC in connection with the proposed merger of the Company into New SPAC and the proposed acquisition from Engie Parent of the common shares of EVBox Group by Dutch Holdco. The materials to be filed by Dutch Holdco and the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of the Company are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Dutch Holdco, the Company, Engie Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG Pace Beneficial Finance Corp.

Date: December 10, 2020	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	Secretary